                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  1ST Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                      DIVERSIFIED MARKETING SERVICES, INC.
                      ------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                 NEVADA                                88-0350120
                 ------                                ----------
     (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                IDENTIFICATION NO.)

902 EAST 18TH STREET, NATIONAL CITY, CA                91950-4739
---------------------------------------                ----------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

(619)699-1738
-------------
(ISSUER'S TELEPHONE NUMBER)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED               EACH CLASS IS TO BE REGISTERED

    --------------------------------     --------------------------------------

    --------------------------------     --------------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)



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                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

General

Diversified Marketing Services, Inc. is filing this Form 10-SB on a voluntary basis in order to make Diversified Marketing Services' financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company anticipates filing an information statement with a sponsoring NASD Broker-Dealer for listing of its securities on the OTC Electronic Bulletin Board upon completion of the Company's comment period for this Form 10-SB filing.

Business Development

Diversified Marketing Services, Inc. was incorporated in Nevada on December 12, 1995 for the purpose of developing third party motor vehicle title and registration offices in California and throughout the Western United States. During 1996, the Company raised capital through the sale of common stock to investors in order to meet its obligations for timely state filings and taxes. In Management's experience in Southern California, urban economic conditions such as slow growth and high unemployment beginning in 1991 corresponded with a reduction in the growth rate of vehicle registrations and transfers through 1996 and induced Management to delay the implementation of its business plan. Beginning in 1997, Management witnessed a significant improvement in Southern California's overall vehicle registration business. In December 1998 the board of directors voted to seek additional capital and implement the Company's business plan.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of the Issuer

In December 1998, the Company determined it would complete the development of its third party motor vehicle title and registration services business plan. These comprehensive services involve all of the responsibilities of a typical state motor vehicle department office, including providing the urban public market everything from drivers licenses to the issuance of vehicle license plates. Management based its decision to proceed with its business plan on three factors: favorable United States economic growth projections, growth in motor vehicle registrations in Western states, and legislative changes in Western states allowing more third party motor vehicle title and registration services.

For over ten years, the state of California has issued licenses to third party businesses to offer



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motor vehicle title and registration services normally handled by the Department of Motor Vehicles. The states of Texas, New Mexico, and Nevada have similar third party state services programs. Arizona has expanded its third party state services program to include almost all services previously performed solely by its Motor Vehicle Division offices, including issuing driver's licenses, written tests, road tests, vision tests, vehicle titles, plates, tabs, registration, and inspections. Oregon is scheduled to begin preliminary third party motor vehicle title and registration services in the year 2000.

Summary of Western States third party vehicle title and registration services currently authorized by state:

                                                               Drivers Licenses, License
        State                 Vehicle Title & Registration     Plates
        -----                 ----------------------------     -------------------------
        Arizona                        Authorized                      Authorized
        California                     Authorized
        Nevada                         Authorized
        New Mexico                     Authorized
        Texas                          Authorized

States have outsourced functions traditionally handled by state bureaucracies in order to achieve cost savings and provide better service, this competitive model encourages third party businesses to cut state vehicle and licensing compliance costs and service customers more efficiently and humanely. Management believes the Company can help states reduce their vehicle and licensing compliance costs because the Company's overhead is lower due to smaller offices and staff size. Management believes it will be able to service customers more efficiently and humanely due to its employee training and emphasis on treating customers in a kind and courteous manner. The Company's Management has over ten years experience in management and administration of third party motor vehicle title and registration offices in California catering to a target market niche of urban core customers. These customers have repeatedly complimented Management on its speed in document processing and its employees' kind and courteous service.

Over the next twelve months the Company intends to take the following steps in order to make its services available in the Western market: raise capital of $700,000 to $800,000 through the sale of equity securities via a private placement during months one through twelve, open four offices in San Diego County with a budget of $80,000 for purchase of fixed assets, $120,000 for salaries, and $180,000 for advertising and other operating expenses during months seven through nine, and open four offices in Los Angeles County during months ten through twelve with a budget of $80,000 for purchase of fixed assets, $96,000 for salaries, and $152,000 for advertising and other operating expenses. During months one through seven, the Company will register with the State of California to be a third party vehicle registration provider for all of its California offices. This process takes approximately sixty days and costs approximately $200 in total State fees. The process includes securing two bonds per office at a cost of approximately $500 per office, and a background check of all officers to include a fingerprint check and financial background review. The license requires a minimum of one officer of the corporation to take a six month training class, however, the Company's president already holds a license from the State of California due to his greater than ten year experience in this business. The president's extensive experience and State approved license are the basis for



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Management's belief that the Company will be able to meet its business plan license requirements in a timely manner. The license granted by the State of California is state-wide and nonexclusive. It is a perpetual license subject to State of California daily computer monitoring of license holder transactions, unscheduled audits, and annual reviews of financial records. Other Western states have similar license requirements to California's, however, the Company will not expand into any other state until after its first year of operations. Management plans to expand into Arizona in year two of its operations. Management has not taken any concrete steps to implement its business plan pending the Company's capital funding through the sale of equity securities.

The Company has no new product or service planned or announced to the public.

The size and financial strength of the Company's primary competitor, the Automobile Club of Southern California is substantially greater than those of the Company. Management is aware the Automobile Club of Southern California has been providing third party vehicle registration services in excess of the last ten years, but has no direct knowledge of the total number of years that company has provided such services in California. Management is aware of other material competitors in the third party vehicle registration business in California, such as Payless Registration Services in San Diego and All American Registration Service in Los Angeles. Management is aware of material competitors in Phoenix, Arizona such as Arizona Motor Vehicle Title, and in Dallas, Texas such as USA Auto Titles. Although Management has limited access to in-depth information regarding the operations of the Company's competitors, Management believes that the Company can effectively compete because of Management's extensive knowledge of third party motor vehicle title and registration services in California gained from over ten years of experience in this business while marketing these services to urban customers. In Management's experience, these customers use third party motor vehicle title and registration services instead of State run motor vehicle offices because it saves them time and, expressed through customer comments to Management, because they desire to be treated in a kind and courteous manner. The Company's service fees will depend upon complexity and time involved in processing and will be in a range from $75 to $300 in addition to State fees. The Company does not plan to market it's services to rural residents.

Management is not aware of any significant barriers to the Company's entry into the third party motor vehicle title and registration market, however, the Company at this time has no market share of this market.

The Company will use state approved supplies, such as driver's licenses, vehicle registration forms, license plates and tags provided under contract from each state's motor vehicle licensing department or state licensed suppliers. State application and information request forms will be delivered to the Company by overnight delivery services such as FEDEX at a cost of approximately $.25 per form. State driver's licenses, license plates and tags are available through a local motor vehicle department location and are stored in an approved safe with electronic alarm system for security. Management estimates the cost of the safe and security system to be approximately $1,000.

In California, the Company will use state supplied software and Microsoft Office software running on an Intel Pentium III system including high speed modem and printer at a cost of approximately $5,000. This system allows direct access, with security codes, to the State's mainframe computer system. Arizona requires similar equipment and software utilizing



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Microsoft's NT operating system at a cost of approximately $5,500. While the
Company has researched requirements of the states of California, Texas, New Mexico, Nevada, Arizona, and Oregon regarding their state approved supplies, at this time the Company has no formal contracts with any states or state suppliers and will not initiate negotiations with any states or their potential suppliers until such time as the Company has sufficient funding per its business plan.

The Company intends to sell its services to a broad base of urban customers within Southern California during the first year and throughout the Western United States within three years and will not depend on any one or a few major customers.

Other than common office materials, the Company will utilize only materials and supplies designed and mandated by each state. The Company has no current or future business plans involving patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

The Company's business is not subject to material regulation by federal governmental agencies. With the exception of the state of Texas, the only governmental approval the Company requires is a license from each state in which the Company intends to provide its third party motor vehicle title and registration services. In Texas, the license approval process for the Company's proposed business is granted in each county by the County Tax Assessor's Office. The Company's Management personnel are familiar with license requirements for each state in its business plan and believe the Company will qualify for necessary licenses in each state and will be able to timely secure licenses in accordance with the Company's business plan. Management has made informal inquiries and contact with the responsible motor vehicle departments in each state in its business plan and will secure California licensing covering each new Company office beginning in month six of its business plan contingent upon sufficient funding from the Company's securities sales. Management intends to secure necessary licenses in each additional state beginning in year two of the Company's business plan.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company's only employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized



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in its business plan and has confirmation from third party suppliers that its proposed software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that will be purchased per the Company's business plan are already Year 2000 compatible. The Company's business plan anticipates dealing only with one state motor vehicle department in the year 2000, the State of California's Department of Motor Vehicles. The California Department of Motor Vehicles has confirmed its computing systems are already Year 2000 compatible.

While the Company has made what it believes to be adequate inquiries of the its software suppliers and the State of California as to Year 2000 compliance, there can be no guarantee that the State of California and software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have minor or material adverse effects on the Company's results of operations. In a reasonably likely worst case scenario, the Company may be temporarily unable to access the State's main frame computer system. The Company may experience minor or material adverse cash flow effects depending on the length of time of the reasonably likely worst case scenario. In order to continue operations, Management may resort to manually preparing documents and hand delivering these documents to the State motor vehicle department offices for processing. In the unlikely event the State is unable to access its own main frame computer system, Management may decide to reduce operations to match the reduced cash flow from sales or seek additional equity funding.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by December 31, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time.

                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

The Company's current cash balance is $1,521. Management believes the current cash balance is sufficient to fund the current minimum level of operations through December 1999, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $4,800 in equity securities and used approximately $2,800 for professional services, $300 for licenses and fees, and $120 for office supplies and postage. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the next twelve months, Management's business plan is for the Company to take the following steps to offer its third party motor vehicle title and registration services in California: raise capital of $700,000 to $800,000 through the sale of equity securities via a private placement during months one through twelve, open four offices in San Diego County with a budget of $80,000 for purchase of fixed assets, $120,000 for salaries, and $180,000 for advertising and other operating expenses during months seven through nine, and open four offices in Los Angeles County during months ten through twelve with a budget of $80,000 for



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purchase of fixed assets, $96,000 for salaries, and $152,000 for advertising and other operating expenses. Management has not taken any concrete steps to implement its business plan pending the Company's capital funding through the sale of equity securities. After raising capital, Management intends to utilize its experience in operating third party vehicle title and registration offices to implement its business plan, hire staff personnel through personal contacts, rent commercial space in San Diego and Los Angeles Counties, purchase furniture and equipment, and begin operations. The Company intends to use its equity capital to fund the Company's business plan as cash flow from sales is estimated to begin within thirty days after the Company opens each business office in months seven through twelve. The Company will face considerable risk in each of its business plan steps, such as difficulty of renting adequate office facilities within its budget, difficulty of hiring competent personnel within its budget, difficulty in completing necessary personnel training within time limits, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company would be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $160,000 in furniture, computers and software during the next twelve months from proceeds of its equity security sales. The Company's business plan provides for an increase of thirty two employees during the next twelve months.

Results of Operations

There were no revenues from sales for the period ended May 31, 1999. The Company sustained a net loss of $3,279 for the period ended May 31, 1999. Losses were primarily attributable to professional fees and expenditures for the operations of the corporation.

Liquidity and Capital Resources

As of May 31, 1999, the Company had $1520.60 cash on hand and in the bank. The primary costs and operating expenses for the period ended May 31, 1999 were operating expenses of $429 and professional fees of $2,850.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 902 E. 18th Street, National City, CA 91950. The principal executive office and telephone number are provided by an officer of the corporation at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.



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

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - May 31,1999:

Title Of       Name &                                Amount &              Percent
Class          Address                               Nature of owner       Owned
-----          -------                               ---------------       -------
Common         Fernando Carranza                     4,545,000(a)          40.4%
               902 E. 18th Street
               National City, CA 91950

Common         Jackie L. Kruger                      4,545,000(b)          40.4%
               1274 Bostonia Street
               El Cajon, CA 92021

Total Shares Owned by Officers & Directors
As a Group                                           9,090,000             80.8%

(a) Mr. Carranza received 4,545,000 shares of the Company's common stock for work on the Company's business plan on March 15, 1999.

(b) Ms. Kruger received for administrative services 10,000 shares of the Company's common stock on March 15, 1996, an additional 100 shares were issued to her on March 15, 1998 as a correction to the issuance of stock dated March 15, 1996. 90,900 shares of the Company's common stock were issued to her per a 10:1 stock split on December 31, 1998 and an additional 4,444,000 shares were issued to her per a 45:1 stock split on February 8, 1999.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 4/3/00, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                Age     Position       Date First Elected    Term Expires
--------------                ---     --------       ------------------    ------------
Fernando Carranza             49      President,     3/15/99               4/3/00
902 E. 18th Street                    Director
National City, CA 91950



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

Name & Address                Age     Position       Date First Elected    Term Expires
--------------                ---     --------       ------------------    ------------
Jackie L. Kruger              43      Sec/Treas      3/15/96               4/3/00
1274 Bostonia Street                  Director
El Cajon, CA 92021

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Fernando Carranza, President & Director

1989 - Current  President, Director, Carranko Group, Inc., dba Express
                Registration. Company provides third party motor vehicle title and registration services, including Department of Motor Vehicles license hearing representation, vehicle seizure resolution proceedings, and vehicle code violation hearing representation for urban clients in National City, California.


Jackie L. Kruger, Secretary, Treasurer & Director

1994 - Current  Independent Contractor providing bookkeeping and tax services to a variety of businesses clients in California and Nevada including third party motor vehicle title and registration services.



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                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE

                                          Other
Name &                                   (annual      Restricted                  LTIP         All other
principle               Salary  Bonus    compen-        stock      Options      Payouts        compen-
position       Year       ($)    ($)    sation($)      awards($)     SARs          ($)         sation($)
--------------------------------------------------------------------------------------------------------
F Carranza     1996       -0-    -0-       -0-            -0-         -0-         -0-            -0-
President      1997       -0-    -0-       -0-            -0-         -0-         -0-            -0-
               1998       -0-    -0-       -0-            -0-         -0-         -0-            -0-

J Kruger       1996       -0-    -0-       -0-            -0-         -0-         -0-            -0-
Director       1997       -0-    -0-       -0-            -0-         -0-         -0-            -0-
               1998       -0-    -0-       -0-            -0-         -0-         -0-            -0-

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. When positive cash flow reaches $10,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will that benefits the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Carranza received 4,545,000 shares of the Company's common stock for work on the Company's business plan on March 15, 1999.

Ms. Kruger received for administrative services 10,000 shares of the Company's common stock on March 15, 1996, an additional 100 shares were issued to her on March 15, 1998 as a correction to the issuance of stock dated March 15, 1996. 90,900 shares of the Company's common stock were issued to her per a stock split on December 31, 1998 and an additional 4,444,000 shares were issued to her per a stock split on February 8, 1999.

The terms of these stock issuances were as fair to the Company, in Management's opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     PART II

                                     ITEM 1
         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of May 31, 1999, the Company had 48 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On March 15, 1996, the shareholders authorized the issuance of 10,100 shares of common stock for services to each of the officers and directors of the Company for a total of 20,200 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately August 1, 1996 until September 30, 1996, the Company offered and sold 4,800 shares at $1.00 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

On March 15, 1998, the shareholders authorized the issuance of 100 shares of common stock for services to each of the officers and directors of the Company for a total of 200 Rule 144 shares to correct the issuance by the Company of only 20,000 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act") for this issuance. The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

On December 31, 1998, the Board of Directors authorized a forward stock split of 9 to 1 resulting in a total of 250,000 shares of common stock issued and outstanding.

On February 8, 1999, the Board of Directors authorized a forward stock split of 44 to 1 resulting in a total of 11,250,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company for the years ended December 31, 1997 and 1998, and the period ended February 28, 1999 and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit 2      Plan of acquisition, reorganization or liquidation          None
Exhibit 3(i)   Articles of Incorporation                                   Included in Original Filing
Exhibit 3(ii)  Bylaws                                                      Included in Original Filing
Exhibit 4      Instruments defining the rights of holders                  None
Exhibit 7      Opinion re: liquidation preference                          None
Exhibit 9      Voting Trust Agreement                                      None
Exhibit 10     Material contracts                                          None
Exhibit 11     Statement re: computation of per share earnings             See Financial Stmts.
Exhibit 14     Material foreign patents                                    None
Exhibit 16     Letter on change of certifying accountant                   None
Exhibit 21     Subsidiaries of the registrant                              None
Exhibit 23     Consent of experts and counsel                              Included in Original Filing
Exhibit 24     Power of Attorney                                           None
Exhibit 27     Financial Data Schedule                                     Included in Original Filing
Exhibit 28     Reports furnished to State insurance agencies               None

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Diversified Marketing Services, Inc.

Date 8/24/99                           By /s/ FERNANDO CARRANZA
    -------------------                  ---------------------------------------
                                         Fernando Carranza, President & Director

Date 8/24/99                           By /s/ JACKIE L. KRUGER
    -------------------                  ---------------------------------------
                                         Jackie L. Kruger, Sec/Treas & Director

                      DIVERSIFIED MARKETING SERVICES, INC.

                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                FEBRUARY 28, 1999
                                DECEMBER 31, 1998
                                DECEMBER 31, 1997

                                TABLE OF CONTENTS

                                                                         PAGE #
                                                                         ------
INDEPENDENT AUDITORS REPORT ..............................................1

ASSETS ...................................................................2

LIABILITIES AND STOCKHOLDERS EQUITY ......................................3

STATEMENT OF OPERATIONS ..................................................4

STATEMENT OF STOCKHOLDERS EQUITY .........................................5

STATEMENT OF CASH FLOWS ..................................................6

NOTES TO FINANCIAL STATEMENTS ............................................7 - 10

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                March 10, 1999
Diversified Marketing Services, Inc.
National City, California

        I have audited the accompanying Balance Sheets of Diversified Marketing Services, Inc., (A Development Stage Company), as of February 28, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999, to February 28, 1999, the two years ended December 31, 1998, and December 31, 1997, and the period December 12, 1995 (inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Marketing Services, Inc., (A Development Stage Company), as of February 28, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999, to February 28, 1999, the two years ended December 31, 1998, and December 31, 1997, and the period December 12, 1995 (inception) to February 28, 1999, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


--------------------------------
Barry L. Friedman
Certified Public Accountant

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                February      December      December
                                28, 1999      31, 1998      31, 1997
                                --------      --------      --------
CURRENT ASSETS:
       Cash                      $4,759        $4,800        $4,800
                                 ------        ------        ------

     TOTAL CURRENT ASSETS        $4,759        $4,800        $4,800
                                 ------        ------        ------

OTHER ASSETS:                    $    0        $    0        $    0
                                 ------        ------        ------

     TOTAL OTHER ASSETS          $    0        $    0        $    0
                                 ------        ------        ------

     TOTAL ASSETS                $4,759        $4,800        $4,800
                                 ======        ======        ======



          See accompanying notes to financial statements & audit report



                                      -F2-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                          February       December       December
                                          28, 1999       31, 1998       31, 1997
                                          --------       --------       --------
CURRENT LIABILITIES:                       $     0        $     0        $     0
                                           -------        -------        -------

     TOTAL CURRENT LIABILITIES             $     0        $     0        $     0
                                           -------        -------        -------

STOCKHOLDERS' EQUITY:

Common stock, no par value,
authorized 25,000 shares;
issued and outstanding at
December 31, 1997-24,800 shares                                          $ 5,000

Common stock, $0.001 par value
authorized 50,000,000 shares
issued and outstanding at
December 31, 1998-250,000 shares                          $   250
February 28, 1999-11,250,000 shares        $11,250

Additional paid-in capital                  -6,248          4,752              0

Deficit accumulated during
development stage                             -243           -202           -200
                                           -------        -------        -------
     TOTAL STOCKHOLDER'S EQUITY            $ 4,759        $ 4,800        $ 4,800
                                           -------        -------        -------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                     $ 4,759        $ 4,800        $ 4,800
                                           =======        =======        =======



          See accompanying notes to financial statements & audit report



                                      -F3-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                  1-Jan              Year              Year              12-Dec-95
                                 1999 to            Ended              Ended            (inception)
                                 28-Feb             31-Dec             31-Dec             28-Feb
                                  1999               1998               1997               1999
                               -----------        -----------        -----------        -----------
INCOME:
     Revenue                   $         0        $         0        $         0        $         0
                               -----------        -----------        -----------        -----------

EXPENSES:
     General, Selling
     and Administrative        $        41        $         2        $         0        $       243
                               -----------        -----------        -----------        -----------

       Total Expenses          $        41        $         2        $         0        $       243

Net Profit/Loss ( - )          $       -41        $        -2        $         0        $      -243
                               ===========        ===========        ===========        ===========

Net Profit/Loss ( - )
per weighted
share  (Note 1)                $       NIL        $       NIL        $       NIL        $       NIL
                               ===========        ===========        ===========        ===========

Weighted average
number of common
shares outstanding              11,250,000         11,250,000         11,250,000         11,250,000
                               ===========        ===========        ===========        ===========



          See accompanying notes to financial statements & audit report



                                      -F4-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                      Additional
                                     Common            Stock            paid-in          Retained
                                     Shares            Amount           capital          Earnings
                                   ----------        ----------       -----------        ----------
Balance, December 31, 1996             24,800        $    5,000        $        0        $     -200

Net loss year ended
December 31, 1997                                                                                 0
                                   ----------        ----------        ----------        ----------

Balance, December 31, 1997             24,800        $    5,000        $        0        $     -200

March 15, 1998
Stock Issued for Services                 200                +2

December 15, 1998
Changed par Value
No Par to $0.001                                         -4,977            +4,977

December 31, 1998
Forward Stock Split 10:1              225,000              +225              -225

Net loss year ended
December 31, 1998                                                                                -2
                                   ----------        ----------        ----------        ----------

Balance, December 31, 1998            250,000        $      250        $    4,752        $     -202

February 8, 1999
Forward Stock Split 45:1           11,000,000        $   11,000          -$11,000

Net loss January 1, 1999 to
February 28, 1999                                                                               -41

                                   ----------        ----------        ----------        ----------
Balance - February 28, 1999        11,250,000            11,250            -6,248              -243
                                   ==========        ==========        ==========        ==========



          See accompanying notes to financial statements & audit report

                                      -F5-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                             1-Jan         Year          Year         12-Dec-95
                                            1999 to        Ended         Ended       (inception)
                                             28-Feb        31-Dec        31-Dec        28-Feb
                                              1999          1998          1997         1999
                                             ------        ------        ------       ---------
Cash Flows from
Operating Activities:
  Net Loss                                   $  -41        $   -2        $    0        $ -243
  Adjustment to
  reconcile net loss
  to net cash provided
  by operating activities
  Issue Common Stock for Svc                      0             2             0           202

Changes in assets and liabilities:                0             0             0             0
                                             ------        ------        ------        ------

Net cash used in operating activities        $  -41        $    0        $    0        $  -41

Cash Flows from investing activities              0             0             0             0

Cash Flows from Financing Activities:

  Issuance of common stock for cash               0             0             0         4,800
                                             ------        ------        ------        ------

Net increase (decrease) in cash              $  -41        $    0        $    0         4,759

Cash, beginning of period                     4,800         4,800         4,800             0
                                             ------        ------        ------        ------

Cash, end of period                          $4,759        $4,800        $4,800        $4,759
                                             ======        ======        ======        ======



          See accompanying notes to financial statements & audit report



                                      -F6-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS February 28,
                 1999, December 31, 1998, and December 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized December 12, 1995, under the laws of the State of Nevada as Diversified Marketing Services, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of February 28, 1999.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company are being amortized on a straight-line basis over a sixty month period.



                                      -F7-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                NOTES TO FINANCIAL STATEMENTS CONTINUED February
               28, 1999, December 31, 1998, and December 31, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of February 28, 1999, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st, as its fiscal year end.

Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received. Stock issued to officers and directors was determined to be for an immaterial amount of services.

Year 2000 Disclosure

Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's potential software suppliers have verified they will provide only certified Year 2000 compatible software for all of the Company's computing requirements. Because the Company's products and services are sold to the general public, with no major customers, the Company believes the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.



                                      -F8-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                NOTES TO FINANCIAL STATEMENTS CONTINUED February
               28, 1999, December 31, 1998, and December 31, 1997

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended February 28, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

Net operation loss carry forward       $202
Valuation allowance                     202
                                       ----
       Net deferred tax asset          $  0

The federal net operation loss carry forward will expire between 2016 and 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4 - SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Diversified Marketing Services, Inc. consists of 50,000,000 shares with a par value of $.001 per share.

Preferred Stock

Diversified Marketing Services, Inc. has no preferred stock.

On March 15, 1996, the Company issued 20,000 shares of its no par value common stock in consideration of $200.00 to its directors.

On September 30, 1996, the Company issued 4,800 shares of its no par value common stock for cash of $4,800.00 to investors.

On March 15, 1998, the Company issued 200 shares of its no par value common stock to its directors as a correction to the original issuance of stock dated March 15, 1996, to equal the authorized number of shares per the board of directors meeting dated March 15, 1996.



                                      -F9-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                NOTES TO FINANCIAL STATEMENTS CONTINUED February
               28, 1999, December 31, 1998, and December 31, 1997

NOTE 4 - SHAREHOLDERS' EQUITY (Continued)

On December 15, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which changed the par value from no par value to $0.001, and increased its Authorized Common Stock from 25,000 shares to 50,000,000 shares.

On December 31, 1998, the Company approved a forward stock split on the basis of 10:1, thus increasing the outstanding common stock from 25,000 shares to 250,000 shares.

On February 8, 1999, the Company approved a forward stock split on the basis of 45:1, thus increasing the outstanding common stock from 250,000 shares to 11,250,000 shares.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants of options outstanding to acquire any additional shares of common stock.



                                      -F10-

                      DIVERSIFIED MARKETING SERVICES, INC.
                          (A Development Stage Company)

                          INTERIM FINANCIAL STATEMENTS

                                  MAY 31, 1999
                                  MAY 31, 1998

                      DIVERSIFIED MARKETING SERVICES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                              MAY 31          MAY 31
                                               1999            1998
                                            ---------        ---------
CURRENT ASSETS
  CASH                                       1,520.60         4,800.00
                                            ---------        ---------
TOTAL CURRENT ASSETS                         1,520.60         4,800.00

FIXED ASSETS

                                            ---------        ---------
NET FIXED ASSETS                                 0.00             0.00

OTHER ASSETS
  ORGANIZATION COSTS
  LESS AMORTIZATION

                                            ---------        ---------
TOTAL OTHER ASSETS                               0.00             0.00

                                            ---------        ---------
TOTAL ASSETS                                 1,520.60         4,800.00
                                            =========        =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

                                            ---------        ---------
TOTAL CURRENT LIABILITIES                        0.00             0.00

LONG TERM LIABILITIES

                                            ---------        ---------
TOTAL LONG TERM LIABILITIES                      0.00             0.00

                                            ---------        ---------
TOTAL LIABILITIES                                0.00             0.00

STOCKHOLDERS' EQUITY

     COMMON STOCK                           11,250.00           250.00
     PAID IN CAPITAL                        -6,248.00         4,752.00

     BEGINNING RETAINED EARNINGS              -202.00          -200.00
     NET INCOME (LOSS)                      -3,279.40            -2.00
                                            ---------        ---------
     ENDING RETAINED EARNINGS               -3,481.40          -202.00
                                            ---------        ---------
TOTAL STOCKHOLDERS' EQUITY                   1,520.60         4,800.00
                                            ---------        ---------
TOTAL LIAB & STOCKHOLDERS' EQUITY            1,520.60         4,800.00
                                            =========        =========



                                      -F12-

                      DIVERSIFIED MARKETING SERVICES, INC.

                                INCOME STATEMENTS

                            FOR THE FIVE MONTHS ENDED

                                                  MAY 31                 MAY 31
                                                   1999                   1998
                                            ----------------        ----------------
REVENUE

                                            ----------------        ----------------
TOTAL REVENUE                                           0.00                    0.00

DIRECT COSTS

                                            ----------------        ----------------
TOTAL COST OF GOODS SOLD                                0.00                    0.00

                                            ----------------        ----------------
GROSS PROFIT                                            0.00                    0.00

OPERATING EXPENSES

     LICENSES &  FEES                                 305.00
     OFFICE EXPENSE                                   124.40                    2.00
     TRANSFER AGENT                                   500.00
     AUDIT/ACCOUNTING                               2,350.00
                                            ----------------        ----------------
TOTAL OPERATING EXPENSES                            3,279.40                    2.00

                                            ----------------        ----------------
INCOME FROM OPERATIONS                             -3,279.40                   -2.00

OTHER INCOME & EXPENSE

                                            ----------------        ----------------
TOTAL OTHER INCOME & EXPENSE                            0.00                    0.00

                                            ----------------        ----------------
INCOME BEFORE TAXES                                -3,279.40                   -2.00

  PROVISION FOR TAXES

                                            ----------------        ----------------
NET INCOME / LOSS                                  -3,279.40                   -2.00
                                            ================        ================

NET INCOME / LOSS PER WEIGHTED SHARE        $         0.0003                    $NIL

WEIGHTED AVERAGE NUMBER OF

COMMON SHARES OUTSTANDING                         11,250,000              11,250,000



                                      -F13-

                                INCOME STATEMENTS
                            STATEMENTS OF CASH FLOWS
                            FOR THE FIVE MONTHS ENDED

                                                   MAY 31          MAY 31
                                                    1999            1998
                                                 ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES

  NET LOSS                                       -3,279.40            -2.00

ADJ TO RECONCILE NET INCOME (LOSS) TO NET
CASH USED IN OPERATING ACTIVITIES

                                                 ---------        ---------
NET CASH FLOWS FROM OPERATING ACTIVITIES         -3,279.40            -2.00

                                                 ---------        ---------
NET INCREASE (DECREASE)                          -3,279.40            -2.00

CASH AT BEGINNING OF PERIOD                       4,800.00         4,800.00

CASH AT END OF PERIOD                             1,520.60         4,800.00

                      DIVERSIFIED MARKETING SERVICES, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.      MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of May 31, 1999 and 1998 and the results of operations for the five months ended May 31, 1999 and 1998 and changes in cash for the five months ended May 31, 1999 and 1998.

2.      INTERIM REPORTING

The results of operations for the five months ended May 31, 1999 and 1998 are not necessarily indicative of the results to be expected for the remainder of the year.

3.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      Organization and Nature of Operations

The Company was incorporated in Nevada on December 12, 1995. The Company was organized for the purpose of developing third party motor vehicle title and registration offices in California and throughout the Western United States. The Company is a development stage company and has not conducted any business activities to date.

                              Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                              Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of May 31, 1999 and 1998.



                                      -F15-

                                  Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

4.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        OPERATIONS

                     Material changes in financial condition

As of May 31, 1999 the Company had $1520.60 of cash in the bank compared to $4,800 of cash in the bank as of May 31, 1998. The Company had no cash receipts for the five months ended May 31, 1999. The primary uses of cash during the five months ended May 31, 1999 were $2,850 for professional fees, and $429 for operating expenses.

                  Material changes in the results of operations

Expenses of $3,279 for the five months ended May 31, 1999 were primarily for preparing the Company's legal documents and audit in anticipation of securing private placement capital in 1999. Management believes it makes economic sense for the Company to complete its business plan to raise capital through the sale of private placement securities in order to develop its third party motor vehicle title and registration offices.



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